UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 22, 2020

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 22, 2020, regarding the incorporation of Lifecell Müzik Yayın ve İletim A.Ş.

Istanbul, April 22, 2020

Announcement Regarding the Incorporation of Lifecell Müzik Yayın ve İletim A.Ş.

Lifecell Müzik Yayın ve İletim A.Ş. has been incorporated with a capital of TRY100,000 by Lifecell Dijital Servisler ve Çözümler A.Ş., which is 100% owned by our Company’s subsidiary Turktell Bilişim Servisleri A.Ş. The registration and announcement of the respective company have been completed.

The public disclosure regarding the incorporation of the company was postponed by respective board decision since it could have impacted investment decision of investors and stock price.

Board Decision Date for Acquisition	:	30.01.2020
Were Majority of Independent Board Members’ Approved the Board Decision for Acquisition	:	-

Title of Non-current Financial Asset Acquired	:	Lifecell Müzik Yayın ve İletim A.Ş.

Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	Operating as a media service provider, providing national and international radio, television and on demand broadcasting services including retransmission within the scope of the Law No. 6112 on the Establishment of Radio and Television, and Broadcasting Services

Capital of Noncurrent Financial Asset	:	TRY 100,000

Acquirement Way	:	Establishment

Date on which the Transaction was/will be Completed	:	Completed following registration and announcement

Acquisition Conditions	:	Cash
Detailed Conditions if it is a Timed Payment	:	-

Nominal Value of Shares Acquired	:	-

Purchase Price Per Share	:	-

Total Purchasing Value	:	-

Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	-

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	-

Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	-

Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	-
Ratio of Transaction Value to Sales in the Latest Annual Financial Statements of the Company (%)	:	-

Effects on Company Operations	:	-

Did Takeover Bid Obligation Arise?	:	No

Will Exemption Application be Made, if Takeover Bid Obligation Arises?	:	No

Title/ Name-Surname of Counter Party	:	-
Is Counter Party a Related Party According to CMB Regulations?	:	No

Relation with Counter Party if any	:	-
Agreement Signing Date if Exists?	:	-

Value Determination Method of Non-current Financial Asset	:	-

Was Valuation Report Prepared?	:	Not prepared

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation
Date and Number of Valuation Report	:	-
Title of Valuation Company Prepared Report	:	-

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn’t/will not be performed in Accordance with Valuation Report	:	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 22, 2020	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 22, 2020	By:	/s/ Osman Yılmaz
	Name:	Osman Yılmaz
	Title:	Chief Financial Officer